SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA reached US$3 billion in first nine months

Brazilian resin market grew 6% compared to 2Q17

HIGHLIGHTS:

Braskem - Consolidated:

▶  In 3Q17, consolidated EBITDA amounted to US$868 million, down 6% from 3Q16, mainly due to the scheduled shutdown of the Rio de Janeiro cracker and the unscheduled shutdowns of two PP units in the United States due to Hurricane Harvey. In Brazilian real, EBITDA came to R$2,746 million, decreasing 9% from 3Q16. Compared to 2Q17, EBITDA fell 8%, due to the capital gain from the divestment of quantiQ, in the amount of US$ 88 million.

▶  In the year to date, Braskem’s consolidated EBITDA was US$2,960 million, 15% higher than in 9M16, with positive impacts from: (i) the 36% increase in chemical spreads in the international market; (ii) the expansion in production capacity and higher sales volume at units in the United States and Europe; (iii) the capital gain of US$88 million from the conclusion of the quantiQ divestment; and (iv) the higher sales of PE and PP in the Brazilian market. In Brazilian real, EBITDA amounted to $9,382 million, advancing 3% from 9M16, influenced by the Brazilian real appreciation in the comparison period.

▶  In 3Q17, Braskem posted net income of R$764 million in the Consolidated and net income of R$799 million in the Parent Company. In the year to date, consolidated net income amounted to R$3,820 million, while net income attributable to shareholders came to R$3,697 million, corresponding to earnings of R$4.64 per common share and class “A" preferred share1.

▶  The Company recorded free cash flow of R$1,068 million in 3Q17, up 6% from the prior quarter. In the year to date, free cash flow was R$2,503 million.

▶  Corporate leverage measured by the ratio of Net Debt to EBITDA in U.S. dollar stood at 1.65x at the end of 3Q17, or 1.82x including the financial penalty under the Global Settlement.

▶  The recordable and lost-time injury frequency rate, considering both Team Members and Partners per million hours worked, stood at 0.99 in the quarter, down 7% from 2Q17.

▶  In October, the Company raised US$1.75 billion through a bond issue in the international market, of which US$500 million is due in five years and US$1.25 billion in ten years. The issue, for which demand exceeded the offer by 8.2 times, represents the largest funding transaction and with the lowest cost ever in the Braskem’s history.

▶  In keeping with its commitment to sustainable development in the plastics chain, Braskem created the Recycling & Wecycle Platform2 area, which aims to leverage its sponsorship of initiatives, businesses and sustainable solutions related to the circular economy for plastics, especially recycling.

Main Financial Results	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	12,162	11,870	11,981	2%	2%	36,632	35,618	3%
EBITDA	2,746	3,029	3,001	-9%	-9%	9,382	9,127	3%
Net Profit (Loss)*	799	1,090	889	-27%	-10%	3,697	2,120	74%
Free Cash Flow Generation**	1,068	1,012	2,299	6%	-54%	2,503	2,032	23%
Net Revenue (US$ million)	3,788	3,715	3,690	2%	3%	11,512	10,077	14%
EBITDA (US$ million)	868	945	924	-8%	-6%	2,960	2,577	15%
*Net Profit (Loss) Attributable to Company's Shareholders

Petrochemical Industry:

▶  The spread for the key chemicals3 produced by Braskem in 3Q17, calculated as the difference between international price references for chemicals and naphtha, was US$363/t, or 21% lower than in 2Q17,

 1The amount for the class “B’ preferred share is R$0.61.

 2The Wecycle platform, created to foster businesses and initiatives that value plastic waste, seeks to develop solutions, products and processes involving plastics recycling. Having a work platform with this focus strengthens Braskem's commitment to Brazil's plastics chain and to the use of innovation and technology to drive sustainability.

reflecting the better balance between the production of and demand for these products in the international market in the period.

Main Financial Results	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	12,162	11,870	11,981	2%	2%	36,632	35,618	3%
EBITDA	2,746	3,029	3,001	-9%	-9%	9,382	9,127	3%
Net Profit (Loss)*	799	1,090	889	-27%	-10%	3,697	2,120	74%
Free Cash Flow Generation**	1,068	1,012	2,299	6%	-54%	2,503	2,032	23%
Net Revenue (US$ million)	3,788	3,715	3,690	2%	3%	11,512	10,077	14%
EBITDA (US$ million)	868	945	924	-8%	-6%	2,960	2,577	15%
*Net Profit (Loss) Attributable to Company's Shareholders

▶  In the quarter, the average international spread of the resins produced by Braskem in Brazil4, calculated as the difference between international price references for the resins and naphtha, was US$650/t, down 4% from 2Q17, mainly due to the 7% increase in the naphtha price in the international market, in line with the oil price variation.

▶  The PP spread in the United States, calculated as the difference between the U.S. price references for polypropylene and propylene, was US$584/t, increasing 2% from 2Q17, reflecting the strong demand for polypropylene, especially in the housewares, thermoformed films, nonwovens and distributors segments.

▶  The PP spread in Europe, calculated as the difference between the European price references for polypropylene and propylene, was US$544/t, increasing 8% from 2Q17, reflecting the combination of strong demand for the resin from various industries and the high supply of propylene from crackers that resumed operations after scheduled maintenance shutdowns.

▶  The PE spread in Mexico, calculated as the difference between the U.S. price references for polyethylene and ethylene, was US$951/t, down 1%, due to the 5% increase in the ethane price in the period.

Compliance:

▶   In keeping with its commitment to acting ethically, with transparency and integrity, the Company launched last year a comprehensive Compliance Program comprising various initiatives to improve its Compliance system. In the third quarter, 27 of these initiatives were concluded, which included:

▪  developing and publishing the Directive on Donations & Sponsorships; and

▪  creating and publishing three procedures (Audit, Corporate Credit Card, Promotional Gifts/Gifts/Entertainment/Hospitality).

Highlights by Segment:

Brazil:

▶   Brazilian demand for resins (PE, PP and PVC) reached 1.3 million tons in 3Q17, growing 6% in relation to 2Q17. In the period, the Company's market share reached 69%, with sales of 915 kton, representing growth of 10% from 2Q17, faster than the overall industry. In the nine-month period, demand for resins grew 4% on the same period last year.

▶   In 3Q17, the crackers operated at an average capacity utilization rate of 92%, down 1 p.p. from 2Q17, mainly due to the scheduled shutdown of the Rio de Janeiro cracker. In this scenario, chemicals production in the quarter amounted to 2.2 million tons, while resin production came to 1.1 million tons.

▶   To meet the growing demand for PE in the Brazilian market, the Company reduced its export volume, especially in regions other than South America, by 7% compared to 2Q17. In the case of PP exports, due to the impacts from Hurricane Harvey on the U.S. market, the Company increased its exports by 14% to capture opportunities in the North American market.

3 Difference between the prices of key chemicals (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, based on the capacity mix of Braskem’s industrial units in Brazil) and the price of naphtha – Source: IHS

4 Difference between the price of resins based on the capacity mix of Braskem’s industrial units in Brazil and the price of naphtha – Source: IHS.

▶   In the year to date, the units in Brazil, including the result from exports, posted EBITDA of R$6,723 million, accounting for 69% of the Company’s consolidated EBITDA.

United States and Europe:

▶   In the quarter, the plants operated at an average capacity utilization rate of 94%, down 1 p.p. and 7 p.p. from 2Q17 and 3Q16, respectively, due to the unscheduled shutdowns of the Seadrift and Oyster Creek units (both in Texas) due to the passage of Hurricane Harvey along the U.S. Gulf Coast. In this scenario, production in the quarter came to 522 kton.

▶   In the year to date, the units in the United States and Europe posted EBITDA of US$472 million (R$1,496 million), representing 16% of the Company’s consolidated EBITDA.

Mexico:

▶   In the quarter, the polyethylene plants operated at an average capacity utilization rate of 87%, or 4 p.p. higher than in 2Q17, reflecting the higher supply of ethane.

▶   PE sales in 3Q17 were 236 kton, in line with sales volume in the prior quarter, led by 18% increase in sales to Mexico’s domestic market.

▶   In the year to date, EBITDA from the Mexico unit stood at US$448 million (R$1,421 million), corresponding to 15% of the Company’s consolidated EBITDA.

1.    BRAZIL

Braskem’s results in Brazil5 are formed by the following segments: Chemicals, Polyolefins & Vinyls.

BRAZIL	3Q17	2Q17	Chg.	9M17
	(A)	(B)	(A)/(B)
Financial Overview (R$ million)
Net Revenue	9,635	9,412	2%	28,584
COGS	(7,345)	(7,178)	2%	(21,553)
Gross Profit	2,290	2,234	3%	7,031
Gross Margin	24%	24%	0 p.p.	25%
SG&A	(662)	(437)	52%	(1,582)
Other Operating Income (Expenses)	(228)	142	-260%	(198)
Investment in Subsidiary and Associated Companies	6	11	-39%	29
EBITDA	1,930	2,402	-20%	6,723
EBITDA Margin	20%	26%	-5 p.p.	24%
Net Revenue (US$ million)	3,045	2,929	4%	9,008
EBITDA (US$ million)	610	747	-18%	2,118

5 Braskem’s result in Brazil corresponds to the sum of the results from the Chemicals, Polyolefins and Vinyls units, excluding eliminations from the revenues and costs with transfers of products among these segments. In 2Q17, EBITDA from Brazil includes the capital gain from the divestment of quantiQ, of R$277 million, which is not allocated to any operating segment.

1.1.     CHEMICALS6

The Basic Petrochemicals Segment changed its name to the Chemicals Segment, seeking to adopt nomenclature more closely aligned with the segment’s markets.

CHEMICALS	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
Ethylene	865,570	870,521	903,308	-1%	-4%	2,615,886	2,615,469	0%
Utilization Rate	92%	93%	96%	-1 p.p.	-4 p.p.	93%	93%	0 p.p.
Propylene	367,016	352,654	361,837	4%	1%	1,084,903	1,070,200	1%
Cumene	52,714	50,611	45,935	4%	15%	145,385	139,423	4%
Butadiene	107,782	106,067	109,156	2%	-1%	321,456	316,667	2%
BTX*	257,576	235,484	267,985	9%	-4%	744,090	766,461	-3%
Others	535,349	502,488	468,193	7%	14%	1,567,163	1,441,727	9%
Total	2,186,008	2,117,826	2,156,415	3%	1%	6,478,883	6,349,947	2%
Sales - Brazilian Market (Main Chemicals)
Ethylene	133,786	131,467	143,440	2%	-7%	393,006	395,964	-1%
Propylene	104,778	75,743	83,109	38%	26%	265,747	216,276	23%
Cumene	52,409	52,862	51,352	-1%	2%	146,623	142,040	3%
Butadiene	48,520	46,300	50,940	5%	-5%	139,248	151,264	-8%
BTX*	163,741	156,552	168,518	5%	-3%	472,944	508,237	-7%
Total	503,235	462,924	497,359	9%	1%	1,417,568	1,413,781	0%
Exports (Main Chemicals)
Ethylene	18,397	11,947	12,856	54%	43%	64,844	56,276	15%
Propylene	9,210	21,489	24,157	-57%	-62%	38,527	71,812	-46%
Cumene	-	-	-	0%	0%	-	-	0%
Butadiene	57,278	60,981	58,980	-6%	-3%	175,757	161,500	9%
BTX*	89,734	85,722	98,405	5%	-9%	280,858	251,533	12%
Total	174,619	180,140	194,398	-3%	-10%	559,986	541,120	3%
Financial Overview (R$ million)
Net Revenue	5,958	5,951	6,409	0%	-7%	18,473	18,515	0%
COGS	(4,858)	(4,967)	(5,178)	-2%	-6%	(15,025)	(14,900)	1%
Gross Profit	1,100	984	1,231	12%	-11%	3,448	3,615	-5%
Gross Margin	18%	17%	19%	1 p.p.	-1 p.p.	19%	20%	-1 p.p.
SG&A	(207)	(188)	(194)	10%	6%	(583)	(501)	16%
Other Operating Income (Expenses)	(70)	(53)	(64)	31%	9%	(150)	(168)	-11%
EBITDA	1,117	1,023	1,274	9%	-12%	3,554	3,834	-7%
EBITDA Margin	19%	17%	20%	2 p.p.	-1 p.p.	19%	21%	-2 p.p.
Net Revenue (US$ million)	1,884	1,854	1,975	2%	-5%	5,826	5,252	11%
EBITDA (US$ million)	353	320	392	10%	-10%	1,122	1,085	3%
BTX* - Benzene, Toluene and Paraxylene

Capacity Utilization:

The crackers operated at an average capacity utilization rate of 92% in 3Q17, down 2 p.p. from 2Q17, due to the scheduled shutdown of the Rio de Janeiro cracker for approximately 30 days. Excluding the Rio de Janeiro cracker, the average capacity utilization rate in the quarter was 97%.

Sales Volume – Brazilian Market:

The sales volume of key chemicals to third parties in the Brazilian market in 3Q17 came to 503 kton, up 9% and 1% from 2Q17 and 3Q16, respectively, driven by higher sales of propylene and paraxylene.

6 The Chemicals segment is formed by and operates four chemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities.

These units have total annual ethylene production capacity of 3,952 kton, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Chemicals Unit, approximately 80% is transferred for use by Braskem’s Polyolefins and Vinyls units.

Total annual propylene production capacity is 1,585 kton, of which approximately 65% on average is transferred for use by the Company’s Polyolefins segment.

Net Revenue – Domestic Market:

In 3Q17, net revenue came to R$1,580 million, in line with 2Q17 and 4% higher than in 2Q16, reflecting the higher sales volume in the period. In Brazilian real, net revenue amounted to R$4,999 million, 2% higher than in 3Q16.

Sales Volume – Export Market:

Exports of key chemicals amounted to 175 kton in 3Q17, representing decreases of 3% from 2Q17 and 10% from 3Q16, explained by the shift in the sales mix of certain chemical products, especially propylene.

Net Revenue - Export Market:

In 3Q17, net revenue from exports of chemicals came to US$303 million, up 16% from 2Q17, due to higher prices in the international market. Compared to 2Q16, net revenue grew by 34%. In Brazilian real, net revenue from exports was R$960 million, up 14% from 2Q17 and down 36% from 3Q16.

COGS7:

In 3Q17, COGS came to R$4,858 million, down 2% from 2Q17, due to the lower cost of naphtha purchased in the Brazilian market. In U.S. dollar, COGS amounted to US$1,536 million, down 1% from 2Q17.

In 3Q17, the ARA naphtha price reference was US$463/t, up 7% from 2Q17, which is in line with the 6% increase in the Brent oil price reference, due to the coordinated efforts by Saudi Arabia, Russia and other key producers to limit oil output.

For naphtha supply in the Brazilian market (average of n-1 quote), the average international price reference in 3Q17 was US$429/ton, down 6% from 2Q17.

The USG price reference for ethane, the main feedstock used by the Rio de Janeiro cracker, averaged 26 ¢/gal (US$193/ton), increasing 5% compared to 2Q17, mainly explained by higher ethane exports from the U.S. Gulf region to Europe and India.

The USG reference price for propane in 3Q17 was 77 ¢/gal (US$401/ton), increasing 22% from 2Q17, mainly due to the stronger export volumes to Asia and the latest data from the U.S. Energy Information Administration (EIA) showing lower feedstock inventories.

SG&A Expenses8:

In 3Q17, selling, general and administrative expenses amounted to R$207 million, corresponding to 3% of the segment’s net revenue.

EBITDA:

In 3Q17, EBITDA from the segment came to US$353 million, advancing 10% from 2Q17. In Brazilian real, EBITDA amounted to R$1,117 million, up 9% from 2Q17.

7Cost of goods sold: naphtha, HLR (refinery gas), ethane and propane are the main feedstocks used by the Chemicals segment to produce olefins and aromatics. Petrobras supplies 100% of the HLR, and most of the ethane, propane and naphtha consumed by Braskem, with the remainder met by imports from various suppliers.

8 Selling, general and administrative expenses.

1.2.     POLYOLEFINS9

POLYOLEFINS	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
PE	670,673	679,176	711,879	-1%	-6%	2,021,927	2,041,279	-1%
Utilization Rate	88%	90%	93%	-2 p.p.	-5 p.p.	89%	89%	0 p.p.
PP	430,534	417,182	403,527	3%	7%	1,284,988	1,198,799	7%
Utilization Rate	92%	90%	87%	2 p.p.	5 p.p.	93%	87%	6 p.p.
Total	1,101,207	1,096,358	1,115,407	0%	-1%	3,306,915	3,240,078	2%
Sales - Brazilian Market
PE	477,676	441,775	457,951	8%	4%	1,339,889	1,285,905	4%
PP	309,945	280,500	293,399	10%	6%	875,267	838,811	4%
Market Share	73%	72%	73%	1 p.p.	0 p.p.	72%	73%	-1 p.p.
Total	787,621	722,275	751,350	9%	5%	2,215,156	2,124,716	4%
Exports
PE	222,992	238,690	270,825	-7%	-18%	702,212	790,374	-11%
PP	136,175	119,467	136,429	14%	0%	405,983	424,081	-4%
Total	359,168	358,157	407,254	0%	-12%	1,108,195	1,214,455	-9%
Financial Overview (R$ million)
Net Revenue	4,961	4,860	5,170	2%	-4%	14,666	15,577	-6%
COGS	(3,957)	(3,798)	(4,073)	4%	-3%	(11,561)	(12,257)	-6%
Gross Profit	1,004	1,062	1,096	-5%	-8%	3,105	3,320	-6%
Gross Margin	20%	22%	21%	-2 p.p.	-1 p.p.	21%	21%	0 p.p.
SG&A	(336)	(309)	(323)	9%	4%	(976)	(943)	3%
Other Operating Income (Expenses)	(67)	-24	(43)	176%	57%	(129)	(121)	7%
EBITDA	704	832	849	-15%	-17%	2,317	2,597	-11%
EBITDA Margin	14%	17%	16%	-3 p.p.	-2 p.p.	16%	17%	-1 p.p.
Net Revenue (US$ million)	1,569	1,512	1,592	4%	-1%	4,621	4,413	5%
EBITDA (US$ million)	223	259	261	-14%	-14%	731	736	-1%

Capacity Utilization:

In 3Q17, the average capacity utilization of PE and PP (especially the former) were affected by the scheduled shutdown of the Rio de Janeiro cracker.

Brazilian Market:

Influenced by seasonality and by the retail and appliance/electronics industries, the estimated market for polyolefins (PE and PP) in 3Q17 reached 1,079 kton, up 7% from 2Q17. Compared to 3Q16, the estimated market for polyolefins grew 5%, led by sales of PE to the packaging market, especially for retail consumer goods, and PE to the automotive industry.

Sales Volume - Brazilian Market:

In 3Q17, Braskem’s sales volume outperformed the overall industry, increasing 9% compared to 2Q17, supporting a market share gain of 1 p.p., to 73%. Compared to 3Q16, sales volume in Brazil grew 5%, in line with Brazilian demand for polyolefins.

9 The Polyolefins segment is formed by 18 industrial plants in Brazil producing polyethylene (PE) and polypropylene (PP), which includes the production of Braskem’s Green PE from renewable feedstock.

The industrial operations consist of the PE and PP plants located in the chemical complexes of Triunfo, Camaçari, São Paulo, Paulínia and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP.

In 1Q17, the UTEC business, which previously was part of the Polyolefins segment, became part of the United States and Europe segment.

Net Revenue – Domestic Market:

Net revenue in 3Q17 came to US$1,128 million, advancing 7% from 2Q17, supported by sales volume growth and higher PP prices in the international market. This sales volume growth and higher average prices more than offset the 2% average appreciation in the Brazilian real between the periods. As a result, net revenue amounted to R$3,570 million, or 5% higher than in 2Q17.

Compared to 3Q16, influenced by higher sales volume, net revenue grew 1% in U.S. dollar and fell 2% in Brazilian real, mainly on the 3% average appreciation in the Brazilian real.

Sales Volume – Export Market:

Reflecting the higher demand for resins in the Brazilian market, export sales volume from the Polyolefins Unit decreased 12% compared to 3Q16. Exports to South American countries remained strong, since they are priority markets for the Company.

Net Revenue - Export Market:

Net revenue was US$440 million, down 3% and 7% compared to 2Q17 and 3Q16, respectively, mainly due to the lower export volume.

COGS10:

In 3Q17, COGS at the Polyolefins Unit came to R$3,957 million, increasing 4% from 2Q17, mainly due to the higher sales volume.

The average USG propylene price reference in 3Q17 was US$919/t, up 2% from 2Q17, explained by the passage of Hurricane Harvey in Texas, which affected the region’s refineries and crackers and significantly reduced the supply of propylene in the market. The European (NWE) price reference for ethylene, which is used for internal transfers, averaged US$1,145/t in the quarter, in line with 2Q17.

Compared to 3Q16, the COGS of the Polyolefins Unit decreased 3%. The 10% increase in the price references for NWE ethylene and USG propylene were neutralized by the lower sales volume and stronger Brazilian real.

SG&A Expenses:

In 3Q17, selling, general and administrative expenses amounted to R$336 million, corresponding to 6% of the segment’s net revenue.

EBITDA:

EBITDA amounted to US$223 million, down 14% from 2Q17, due to the narrowing of international polyolefin spreads. In Brazilian real, EBITDA came to R$704 million, declining 15%, influenced by the 2% average Brazilian real appreciation between the periods.

10Cost of goods sold: ethylene and propylene are the main feedstocks used to make PE and PP, respectively. For PE production, 100% of the ethylene used is supplied by the Chemicals Unit, as is 65% of the propylene used to make PP, with the remainder supplied by Petrobras.

1.3.     VINYLS11

VINYLS	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
PVC	157,052	138,489	156,655	13%	0%	453,888	431,165	5%
Utilization Rate	88%	78%	88%	10 p.p.	0 p.p.	85%	81%	4 p.p.
Caustic Soda	108,807	88,637	119,827	23%	-9%	299,081	327,624	-9%
Total	265,859	227,127	276,482	17%	-4%	752,970	758,790	-1%
Sales - Brazilian Market
PVC	127,193	112,263	138,327	13%	-8%	378,473	390,937	-3%
Market Share	51%	47%	51%	4 p.p.	0 p.p.	51%	51%	0 p.p.
Caustic Soda	105,748	94,133	112,370	12%	-6%	305,838	334,934	-9%
Total	232,942	206,396	250,697	13%	-7%	684,310	725,871	-6%
Exports
PVC	37,078	9,280	16,483	300%	125%	73,556	77,884	-6%
Financial Overview (R$ million)
Net Revenue	800	649	740	23%	8%	2,257	2,222	2%
COGS	(683)	(562)	(692)	22%	-1%	(1,936)	(2,085)	-7%
Gross Profit	117	87	48	35%	143%	321	137	134%
Gross Margin	15%	13%	6%	2 p.p.	9 p.p.	14%	6%	8 p.p.
SG&A	(36)	(38)	(61)	-5%	-41%	(112)	(170)	-34%
Other Operating Income (Expenses)	(19)	(32)	(6)	-40%	225%	(69)	(21)	226%
EBITDA	146	87	75	67%	93%	382	203	88%
EBITDA Margin	18%	13%	10%	5 p.p.	8 p.p.	17%	9%	8 p.p.
Net Revenue (US$ million)	253	202	228	25%	11%	713	629	13%
EBITDA (US$ million)	46	27	23	69%	98%	121	57	111%

Capacity Utilization:

The average capacity utilization rate of PVC stood at 88% in 3Q17, increasing 10 p.p. compared to 2Q17, reflecting the scheduled shutdown of the Alagoas unit during that period.

Brazilian Market:

The estimated PVC market in 3Q17 was 248 kton, growing 3% from 2Q17, due to seasonality. Compared to 3Q16, the estimated PVC market contracted 8%, mainly due to the performance of the construction and infrastructure industries.

Sales Volume - Brazilian Market:

In 3Q17, PVC sales grew 13% on the prior quarter, outstripping demand in the Brazilian market. In this scenario, Braskem’s market share stood at 51%, gaining 4 p.p. on 2Q17.

Compared to the year-ago period, PVC sales decreased 8%, in line with the decline in the Brazilian market.

11The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite.

The industrial operations include three PVC plants located in the chemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two chemical complexes.

The Company’s production capacity is 710 kta of PVC and 539 kta of caustic soda.

Net Revenue - Domestic Market:

Net revenue in the period came to US$220 million, advancing 14% from 2Q17, explained by the higher sales volume. Sales volume growth more than offset the 2% Brazilian real depreciation in the period, while net revenue amounted to R$696 million, increasing 12% from 2Q17.

Compared to 3Q16, the higher prices for PVC and caustic soda in the international market more than offset the contraction in sales volume.

Sales Volume - Export Market:

To offset the contraction in the domestic market, PVC exports in the quarter came to 37 kton, which is 300% and 125% more than in 2Q17 and 3Q16, respectively. The main export destinations for PVC are India and Turkey.

COGS12:

In 3Q17, cost of goods sold amounted to R$683 million, increasing 22% from 2Q17, influenced by the higher production and sales volume. Compared to 3Q16, COGS fell 1%, due to the lower sales volume.

SG&A Expenses:

In 3Q17, selling, general and administrative expenses amounted to R$36 million, corresponding to 5% of the segment’s net revenue.

EBITDA:

Supported mainly by sales volume growth, EBITDA in U.S. dollar advanced 69% compared to 2Q17, to US$46 million. In Brazilian real, despite the currency’s appreciation in the period, EBITDA amounted to R$146 million, growing 67% from 2Q17.

12 Cost of goods sold: Ethylene and salt are the main inputs used by the Vinyls segment to produce caustic soda, chlorine and PVC. The ethylene is 100% supplied by the Chemicals segment. In salt consumption, Braskem holds significant cost advantages over some competitors thanks to its low-cost extraction of sodium chloride (especially compared to sea salt) and low transportation costs, given its industrial unit’s proximity to the salt mine.

2. UNITED STATES AND EUROPE13

USA AND EUROPE	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
PP USA	363,696	381,304	361,691	-5%	1%	1,116,918	1,077,607	4%
Utilization Rate	92%	97%	98%	-5 p.p.	-6 p.p.	95%	98%	-3 p.p.
PP EUR	158,050	138,488	150,671	14%	5%	450,488	447,402	1%
Utilization Rate	100%	89%	110%	11 p.p.	-10 p.p.	101%	110%	-9 p.p.
Total	521,746	519,792	512,361	0%	2%	1,567,406	1,525,009	3%
Utilization Rate	94%	95%	101%	-1 p.p.	-7 p.p.	97%	101%	-5 p.p.
Sales
PP USA	395,124	375,916	358,562	5%	10%	1,151,191	1,059,146	9%
PP EUR	153,106	139,752	144,288	10%	6%	447,046	447,261	0%
Total	548,231	515,668	502,850	6%	9%	1,598,237	1,506,407	6%
Financial Overview (US$ million)
Net Revenue	774	719	636	8%	22%	2,265	1,940	17%
COGS	(583)	(577)	(446)	1%	31%	(1,708)	(1,278)	34%
Gross Profit	192	142	190	35%	1%	556	663	-16%
Gross Margin	25%	20%	30%	5 p.p.	-5 p.p.	25%	34%	-9 p.p.
SG&A	(40)	(41)	(40)	-2%	-1%	(133)	(100)	34%
Other Operating Income (Expenses)	(6)	(1)	(5)	826%	14%	(6)	(13)	-53%
EBITDA	164	120	161	37%	2%	472	596	-21%
EBITDA Margin	21%	17%	25%	4 p.p.	-4 p.p.	21%	31%	-10 p.p.
Net Revenue (R$ million)	2,449	2,310	2,066	6%	19%	7,184	6,899	4%
EBITDA (R$ million)	519	385	524	35%	-1%	1,496	2,137	-30%

Capacity Utilization:

The average capacity utilization rate for PP stood at 94% in 3Q17, down 1 p.p. and 7 p.p. from 2Q17 and 3Q16, respectively, due to the unscheduled shutdowns in late August at the Seadrift and Oyster Creek units (both in Texas) as a result of the passage of Hurricane Harvey by the U.S. Gulf coast.

Market:

United States:PP demand in the United States grew compared to 3Q16, especially in the housewares, food packaging and nonwovens industries.

Europe: Demand in Europe remained strong due to recoveries in the continent’s economies, led by sectors such as automotive. Furthermore, local producers benefited in the period from the lower volume of PP imports, due to maintenance shutdowns in the Middle East and the effects from Hurricane Harvey in the United States.

Sales Volume:

Sales volume in 3Q17 grew 9% compared to 3Q16, supported by higher production, the capacity-expansion projects at U.S. plants in late-2016 and the strong demand for PP in the regions. Compared to the prior quarter, sales grew by 6%.

13The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate production capacity of 2,195 kta, with 1,570 kta in the United States and 625 kta in Europe.

Net Sales:

In 3Q17, net revenue was US$774 million, 22% higher than in 3Q16, due to the higher PP prices in the regions, the lower resin imports and the growth in sales volume supported by the capacity-expansion projects in the segment. Compared to 2Q17, net revenue grew 8%, basically due to the higher sales volume and higher PP price in the United States and Europe.

COGS14:

In 3Q17, the segment’s cost of goods sold (COGS) amounted to US$583 million, increasing 31% from 3Q16.

The average price of polymer grade USG propylene in 3Q17 was US$919/t, up 2% and 10% from 2Q17 and 3Q16, respectively, explained by the passage of Hurricane Harvey in Texas, which affected the region’s refineries and crackers, significantly reducing the supply of propylene in the market.

The European price reference for propylene averaged US$944/t in 3Q17, in line with 2Q17 and 25% higher than in 3Q16, reflecting the higher oil price, the maintenance shutdowns at the region’s crackers and the fire that affected the largest refinery in Europe, limiting the supply of propylene on the continent.

SG&A Expenses:

Selling, general and administrative expenses in 3Q17 came to US$40 million, corresponding to 5% of the segment’s net revenue in the period.

EBITDA:

EBITDA in 3Q17 was US$164 million, 37% higher than in 2Q17, explained by the increase of 17% in the PP-propylene spread15 in Europe and by the normalization of production at the plants in Germany, following the scheduled shutdown last quarter. In Brazilian real, EBITDA was R$519 million, accounting for 17% of consolidated EBITDA.

14 Cost of goods sold: The main feedstock used to make PP in the United States and Europe is propylene, which is supplied to the Company’s industrial units by various local producers.

15 As of 2Q16, we are presenting the U.S. PP spread as follows to better reflect the U.S. market: difference between the U.S. PP (GP-homopolymer) price and the U.S. Propylene (polymer grade) price.

3. MEXICO16

MEXICO	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
PE	229,504	217,374	166,453	6%	38%	696,803	249,991	179%
Utilization Rate	87%	83%	63%	4 p.p.	24 p.p.	89%	32%	57 p.p.
Sales
Mexican Market	153,149	129,659	59,960	18%	155%	407,056	119,204	241%
Exports	82,357	109,294	93,736	-25%	-12%	331,533	114,534	189%
Total	235,506	238,953	153,696	-1%	53%	738,589	233,738	216%

Financial Overview (US$ million)
Net Revenue	267	274	166	-3%	61%	840	258	226%
COGS	(165)	(162)	(100)	2%	66%	(488)	(172)	185%
Gross Profit	101	112	66	-10%	53%	352	86	307%
Gross Margin	38%	41%	40%	-3 p.p.	-2 p.p.	42%	33%	9 p.p.
SG&A	(25)	(21)	(24)	16%	5%	(67)	(49)	37%
Other Operating Income (Expenses)	2	(9)	(14)	-124%	-115%	(5)	(31)	-84%
EBITDA	136	142	66	-4%	106%	448	61	-
EBITDA Margin	51%	52%	40%	-1 p.p.	11 p.p.	53%	24%	29 p.p.
Net Revenue (R$ million)	843	881	538	-4%	57%	2,664	873	205%
EBITDA (R$ million)	429	456	214	-6%	101%	1,421	194	-

Capacity Utilization:

In 3Q17, the average utilization rate of PE increased 4 p.p. from 2Q17, due to the higher ethane supply in the period.

Sales Volume:

In 3Q17, PP sales volume in the Mexican market was 153 kton, up 18% on the prior quarter, with the highlight September, which set a new record for monthly sales volume due to lower PE imports from the United States, a region affected by Hurricane Harvey.

Given its continued priority on serving the Mexican market, Braskem Idesa reduced by 25% its total export volume compared to 2Q17, and even was able to redirect exports to more profitable markets, such as Europe and the United States.

16 The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined PE production capacity of 1,050 kta.

This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A. in Mexico.

Net Sales:

Compared to 2Q17, net revenue in 3Q17 decreased 3%, due to the lower sales volume and lower resin prices in the international market in the period.

COGS17:

In 3Q17, excluding resale[18] costs, COGS came to US$163 million, down 2% from 2Q17, impacted by the lower sales volume.

In the quarter, reflecting the higher volume of ethane exports from the United States, the USG price reference for the product increased 5% from 2Q17.

The cost of natural gas decreased 6% compared to 2Q17, due to the 4% drop in the Henry Hub price reference due to lower demand from the power generation industry (residential and commercial), reflecting the more moderate temperatures during the northern hemisphere’s summer.

SG&A Expenses:

In 3Q17, selling, general and administrative expenses amounted to US$25 million, corresponding to 9.4% of the segment’s net revenue.

EBITDA:

In 3Q17, EBITDA was US$136 million, down 4% from 2Q17, pressured by lower PE-ethane spreads, based on international price references.

Financial Results Braskem Idesa:

In 3Q17, the financial result was an expense of R$363 million (compared to net financial income of R$15 million in 2Q17), reflecting the impact from an exchange variation loss on the outstanding balance of the loan (compared to an exchange variation gain in 2Q17) due to the depreciation in the Mexican peso against the U.S. dollar in 3Q17. On September 30, 2017, the outstanding principal of the loan with the project’s shareholders stood at US$1,969 million.

Excluding the effects from exchange variation, the financial result in 3Q17 was an expense of R$231 million, compared to an expense of R$250 million in 2Q17.

17 Cost of goods sold: For its ethane supply, Braskem Idesa has a 20-year agreement with the subsidiary of Petróleos Mexicanos (PEMEX), whose price is based on the USG ethane price reference.

For its natural gas supply, Braskem Idesa has a supply contract with prices referenced to a basket of sources of natural gas in the U.S. South, especially the Henry Hub natural gas price reference.

18 Resale of PE produced in Brazil.

Financial Result (R$ million)	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
BRASKEM IDESA	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Financial Expenses	(238)	(251)	(236)	-5%	1%	(733)	(436)	68%
Interest Expenses	(218)	(217)	(218)	0%	0%	(639)	(394)	62%
Others	(21)	(34)	(18)	-39%	15%	(94)	(42)	125%
Financial Revenue	8	1	1	487%	n.a.	11	2	339%
Interest	2	1	1	39%	227%	4	2	73%
Others	6	0	0	n.a.	n.a.	6	0	n.a.
Foreign Exchange Variation, net	(132)	265	(200)	-150%	-34%	646	(711)	-191%
Foreign Exchange Variation (Expense)	(146)	301	(212)	-148%	-31%	728	(751)	-197%
Foreign Exchange Variation (Revenue)	14	(37)	12	-137%	10%	(82)	41	-302%
Net Financial Result	(363)	15	(435)	n.a.	-17%	(76)	(1,144)	-93%

▶  CONSOLIDATED 19

The consolidated result in 3Q17 was as follows:

Financial Overview (R$ million)					Other
CONSOLIDATED 3Q17	Net Revenue	COGS	Gross Profit	SG&A	Reven	Operating Profit	EBITDA
					ues
Brazil	9,635	(7,345)	2,290	(662)	(228)	1,407	1,930
United States and Europe	2,449	(1,843)	606	(126)	(18)	462	519
Mexico	843	(523)	320	(77)	6	249	429
Eliminations and Reclassifications	(766)	586	(180)	74	(79)	(186)	(133)
Total	12,162	(9,126)	3,036	(792)	(319)	1,932	2,746

Net Revenue

19 The consolidated figures are formed by the results from the Brazil, United States & Europe and Mexico segments adjusted by eliminations and reclassifications.

Cost of Goods Sold (COGS)

Consolidated COGS in 3Q17 amounted to US$2,885 million (R$9,126 million).

Excluding from COGS the resales (R$45 million), consolidated COGS amounted to R$9,081 million, increasing 1% from 2Q17 and 11% from the same period in 2016, which is mainly explained by:

(i)            the production ramp-up at the Braskem Idesa chemical complex;

(ii)           higher prices of key raw materials with prices referenced in the international market; and

(iii)          the higher sales volume of chemicals and thermoplastic resins, which were partially offset by the 3% Brazilian real appreciation between the periods.

In 3Q17, naphtha accounted for 39.3% of total COGS, down 4 p.p. from 3Q16, explained by: (i) the normalization of production at the Mexico complex; (ii) the Brazilian real appreciation between the periods; and (iii) the lower price of oil and petroleum products.

SG&A Expenses

In 3Q17, selling, general and administrative expenses amounted to R$792 million, increasing 8% compared to 3Q16, reflecting (i) the growth in sales volume; (ii) conclusion of the production ramp-up at the Mexico chemical complex; (iii) the startup of the new UTEC unit; and (iv) wage increases under the collective bargaining agreement in late 2016. In U.S. dollar, SG&A expenses amounted to US$250 million, 11% higher than in 3Q16.

Other Income / Expenses, Net (OIE)

Excluding the capital gain from the sale of quantiQ in 2017, the Company recorded a R$160 million increase in other operating expenses in 3Q17 compared to 2Q17, mainly due to: (i) the R$91 million gain from provisioning and write-offs of discontinued projects; (ii) the R$25 million gain from Team Member profit sharing; and (iii) the R$19 million gain from provisioning for legal and labor claims. Of the total OIE recorded, R$76 million do not affect the Company’s EBITDA.

EBITDA

Braskem’s consolidated EBITDA20 in 3Q17 was US$868 million, down 6% from the same period last year, mainly due to the 13% decrease in resin spreads in the international market, the effects from Brazilian real appreciation on the translation of dollar-denominated expenses and higher operating expenses21, with these effects partially neutralized by the higher sales volume. In Brazilian real, EBITDA came to R$2,746 million, decreasing 9% from 3Q16.

Excluding the effect from the capital gain from the quantiQ divestment of US$88 million (R$277 million) from the result for 2Q17, EBITDA in 3Q17 increased 1.3%, supported primarily by the higher sales volume.

20 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

21 Higher expenses with: (i) provisioning, especially for tax and labor claims; and (ii) costs and expenses with idle plants.

Net Financial Result22

The net financial result in 3Q17 was an expense of R$638 million, compared to an expense of R$650 million in the previous quarter.

•         Financial expenses were in line with 2Q17, with a positive effect from the 4% Brazilian real appreciation and the decline in interest rates.

•         Financial income also was in line with 2Q17, affected by the reduction in interest rates.

•         Net exchange variation was affected by the transition of hedge accounting of exports, in the amount of R$275 million.

Excluding the effects from exchange variation, the net financial result in 3Q17 was an expense of R$422 million, increasing R$3 million from the expense in the prior quarter.

Financial Result (R$ million)	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
EX-BRASKEM IDESA	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Financial Expenses	(639)	(638)	(714)	0%	-11%	(1,932)	(2,233)	-13%
Interest Expenses	(403)	(425)	(465)	-5%	-13%	(1,262)	(1,508)	-16%
Others	(235)	(213)	(249)	11%	-5%	(670)	(725)	-8%
Financial Revenue	217	219	260	-1%	-17%	662	757	-12%
Interest	186	197	250	-5%	-26%	582	720	-19%
Others	31	22	10	40%	218%	80	37	117%
Net Foreign Exchange Variation	(216)	(230)	(193)	-6%	12%	(662)	(1,836)	-64%
Foreign Exchange Variation (Expense)	153	(654)	(213)	-123%	-172%	(567)	(802)	-29%
Foreign Exchange Variation (Revenue)	(369)	423	20	-	-1928%	(95)	(1,034)	-91%
Net Financial Result	(638)	(650)	(646)	-2%	-1%	(1,932)	(3,312)	-42%

▪  Currency Hedging Program

Braskem holds net exposure to the U.S. dollar (i.e., more USD-pegged liabilities than USD-pegged assets). At the end of 3Q17, this net exposure was formed: (i) in the operations, by 54% of suppliers, which was offset by 70% of accounts receivable; and (ii) in the capital structure, by almost all of the net debt. Since its operating cash flow is heavily linked to the dollar, maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge. Virtually 100% of its revenue is pegged to the variation in the U.S. dollar and approximately 80% of its costs also is pegged to this currency.

In September 2016, Braskem launched a recurring currency hedging program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar, such as electricity, payroll, etc..

22 Excludes the financial result of Braskem Idesa SAPI.

With the exclusive purpose of protecting its cash flow, the program adopts two strategies using derivative instruments: (i) purchase of put options (“puts”) and (ii) purchase of put options associated with the sale of call options (“collar”).

Both alternatives protect Braskem in the event of appreciation in the local currency, with the difference being that the collar strategy can also result in losses for the Company if the BRL/USD exchange rate surpasses the strike price of the call options. With collars, however, the payment of the net premium for obtaining the puts is lower, since the Company receives a premium from the sale of the call options. Lastly, note that any losses from the collar strategy always are offset by gains in competitiveness from the reduction in costs denominated in BRL when translated into USD.

At September 30, 2017, Braskem held a total notional amount of put options of R$3.8 billion, with an average strike price of 2.96 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$2.2 billion, with an average strike price of R$4.26. The operations have a maximum term of 18 months.

Net Income/Loss

In 3Q17, the Company posted net income R$764 million, advancing 33% from 2Q17, supported by lower expenses with exchange variation, net.

In the nine-month period, net income amounted to R$3.8 billion, growing 102% in relation to 9M16. Net income attributable to shareholders amounted to R$3.7 billion, corresponding to R$4.64 per common share and class “A" preferred share and to R$0.61 per class “B” preferred share.

Net Profit (R$ million)	3Q17	2Q17	3Q16	Chg.	Chg.	9M17	9M16	Chg.
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Profit (Loss)	764	1,142	818	-33%	-7%	3,820	1,888	102%
Company's shareholders	799	1,090	889	-27%	-10%	3,697	2,120	74%
Non-controlling interest in Braskem Idesa	(36)	53	(71)	-168%	-50%	124	(232)	-153%
Net Profit (Loss) per share
Common Shares						4.64	2.63	76%
Class 'A' Preferred Shares						4.64	2.63	76%
Class 'B' Preferred Shares						0.61	0.61	0%

Liquidity and Capital Resources

On September 30, 2017, Braskem’s net debt stood at US$5,040 million, decreasing 3% from the end of 2Q17. The Company’s consolidated gross debt23  was US$7,259 million, down 1% from 2Q17, while the balance of cash and investments24 was US$2,219 million, down 4% from the last quarter.

Financial leverage measured by the ratio of Net Debt to EBITDA in U.S. dollar ended the quarter at 1.65x. In Brazilian real, the leverage ratio stood at 1.64x.

23 Excludes the balance of the project finance of Braskem Idesa in the amount of US$2.9 billion.

24This balance excludes (i) US$133 million in financial investments given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa, and (ii) the cash balance at Braskem Idesa of US$90 million.

Debt	Sep-17		Jun-17a		Sep-16a		Chg.	Chg.
US$ million	(A)		(B)		(A)		(A)/(B)	(A)/(C)
Consolidated Debt	10,238		10,456		10,643		-2%	-4%
in R$	1,361	13%	1,403	13%	1,643	15%	-3%	-17%
in US$	8,877	87%	9,053	87%	9,000	85%	-2%	-1%
Project Finance (Mexico)	(2,979)		(2,970)		(3,194)		0%	-7%
in US$	(2,979)	100%	(2,970)	100%	(3,194)	100%	0%	-7%
Gross Debt Ex-Project Finance	7,259		7,341		7,450		-1%	-3%
in R$	1,361	19%	1,258	17%	1,643	22%	8%	-17%
in US$	5,898	81%	6,083	83%	5,806	78%	-3%	2%
Cash and Cash Equivalents	(2,219)		(2,314)		(2,393)		-4%	-7%
in R$	(1,717)	77%	(1,258)	54%	(1,608)	67%	37%	7%
in US$	(502)	23%	(1,056)	46%	(785)	33%	-52%	-36%
Net Debt	5,040		5,172		5,057		-3%	0%
in R$	(356)	-7%	145	3%	36	1%	-	-
in US$	5,396	107%	5,027	97%	5,021	99%	7%	7%
EBITDA LTM	3,052		3,182		3,093		-4%	-1%
Net Debt/EBITDA	1.65x		1.63x		1.63x		2%	1%
The table above does not consider the debt related to Mexico of US$2.9 billion because the same was structured in the project finance model and, therefore, must be repayed with the project's cash generation. The Mexico's cash is also not considered.

In December 2016, the Company entered into a Global Settlement with authorities in Brazil and abroad, in the approximate aggregate amount of US$957 million, equivalent to approximately R$3.1 billion. Considering the outstanding balance under the Leniency Agreement at September 30, 2017, adjusted leverage in 3Q17 was 1.82x in U.S. dollar.

Debt	Sep-17	Jun-17a	Sep-16a	Chg.	Chg.
US$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Adjusted Net Debt	5,541	5,871	5,057	-6%	10%
Net Debt	5,040	5,172	5,057	-3%	0%
Leniency Agreement*	501	700	-	-28%	-
Face Value of the Leniency Agreement	957	957	-	0%	-
Value Adjustment	(35)	(66)	-	-47%	-
Repayment	(421)	(191)	-	120%	-
EBITDA LTM	3,052	3,182	3,093	-4%	-1%
Adjusted Net Debt/EBITDA	1.82x	1.85x	1.63x	-2%	11%
*Face Value of the leniency agreement

On September 30, 2017, the average debt term was 15 years, and considering only dollar-denominated debt, the average debt term was 17 years. The weighted average cost of the Company’s debt corresponded to exchange variation + 5.69%.

In line with its strategy to maintain high liquidity and preserve its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. None of the stand-by credit facilities was used in the period.

Braskem’s liquidity position of R$2,219 million is sufficient to cover the payment of all obligations maturing over the next 22 months. Considering the stand-by credit facilities, this coverage is 26 months.

Bond Issue:

In October 2017, the Company raised US$1.75 billion through a bond issue in the international market, of which US$500 million is due in five years and US$1.25 billion in ten years. The issue, for which demand exceeded the offer by 8.2 times, represents the largest funding transaction and with the lowest cost ever in the Company’s history.

The proceeds from the issue will be used mainly to repay other shorter-term, higher-cost liabilities. Consistent with its global debt strategy, the Company concentrates 80% of its consolidated gross debt (ex-Braskem Idesa) in the capital markets.

Risk-rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and credit ratings above Brazil’s sovereign risk at the three main rating agencies (S&P, Fitch and Moody’s).

In August 2017, Standard & Poor's removed Brazil’s sovereign credit rating from CreditWatch note, justified by the reduction in political uncertainties and signs of the economy stabilizing. Consequently, the agency also removed from CreditWatch the credit ratings of several Brazilian organizations, including Braskem.

In September 2017, Fitch reaffirmed Braskem’s credit rating with a stable outlook, which is above Brazil’s sovereign rating, and reaffirmed that the Company’s rating is no longer limited by the sovereign rating, mainly due to

(i)            the strong cash generated by the Company’s international assets and by exports from Brazil;

(ii)           the availability of cash in foreign currency; and

(iii)          the untapped stand-by credit facility of US$750 million.

Investments25

In the first nine months of 2017, Braskem’s units in Brazil, the United States and Europe made 66% of the total investments planned for the year. The amount of R$158 million in strategic investments in Brazil refers primarily to the project to diversify its feedstock profile at the cracker in Bahia.

In the same period, Braskem Idesa made 25% of its investment planned for the year.

Investments			R$ million						US$ million
	3Q17		9M17		2017e		3Q17		9M17		2017e
ex-Braskem Idesa
Brazil	452	97%	1,036	89%	1,619	92%	143	97%	326	89%	464	92%
Operating	352	78%	878	85%	1,368	85%	111	78%	276	85%	392	85%
Strategic	99	22%	158	15%	251	15%	31	22%	50	15%	72	15%
USA and Europe	15	3%	124	11%	142	8%	5	3%	39	11%	41	8%
Operating	11	72%	80	64%	123	87%	3	72%	25	64%	35	87%
Strategic	4	28%	44	36%	19	13%	1	28%	14	36%	5	13%
Total	466	100%	1,160	100%	1,761	100%	147	100%	365	100%	505	100%

Braskem Idesa
Mexico
Operating	6	100%	13	100%	53	100%	2	100%	4	100%	15	100%
Total	6	100%	13	100%	53	100%	2	100%	4	100%	15	100%

Cash Flow26

In 3Q17, Braskem’s free cash flow27 amounted to R$1,068 million, increasing 6% from 2Q17. Excluding the proceeds from the divestment of quantiQ in 2Q17, free cash flow grew 90% in 3Q17, with positive impacts from:

o    the drawdown in the inventory of finished goods due to the higher sales volume;

o    the higher provisioning for income tax and social contribution;

o    the provision for joining the Special Tax Payment Program;

o    the lower interest expenses, due to (i) the reductions in consolidated gross debt and in debt cost in Brazilian real; and (ii) the Brazilian real appreciation; and

o    the lower payment of income tax and social contribution (IR/CSLL).

The quarter also registered the payment of the first installment of the Leniency Agreement with the Federal Prosecution Office (MPF), in the amount of R$736 million.

Value Drivers

1.    New PP plant in the United States:

Consistent with Braskem’s strategy to diversify its feedstock profile and to expand geographically in the Americas, strengthening its leadership in PP production in the United States, the Board of Directors approved, on June 21, 2017, the project to build a new 450 kton polypropylene plant at its site in La Porte, Texas. The project is slated to start operations in the first half of 2020.

 25Considers operating investment, maintenance shutdowns and acquisitions of spare parts.

26Note that the cash flow analysis above does not consider the reclassification of “cash and cash equivalents” to “financial investments held for trading” related to financial investments in Brazilian federal government bonds (Brazilian floating-rate (SELIC) government bond - LFT) and floating-rate bonds (LFs) issued by financial institutions, whose original maturities exceed three months, with high liquidity and expected realization in the short term, in accordance with Note 5 to the Quarterly Financial Statements as of June 30, 2017.

27Excludes: (i) payment under the Leniency Agreement; and (ii) reclassification of cash and cash equivalents to financial investments held for trading, as explained in footnote 27.

In the first nine months of the year, Braskem already has invested R$364 million in detailed engineering and initial purchases of equipment. In September, the project completed 45% of engineering and 27% of procurement. Other highlights include:

▪  contracting, in July, of Linde Group to lead the project’s EPC;

▪  granting, in August, by the Texas Commission for Environmental Quality (TCEQ) of the permit to begin construction.

Over the coming months, efforts will focus on the final detailed engineering and advances in key equipment purchases.

2.    Feedstock flexibility project in Bahia:

The project to increase production flexibility at the Bahia cracker to enable it to produce up to 15% of its ethylene using ethane feedstock ended September at 90% completion and investments in the year to date of R$158 million. Since the start of the project, Braskem has invested R$278 million, or 73% of the total estimated for the project. The project's conclusion is scheduled for 4Q17.

3.    Development of Renewable MEG

Braskem, in partnership with Haldor Topsoe, is developing a new technology to produce monoethylene glycol (MEG) from sugarcane. MEG is a raw material used to make PET, an important resin for the textile and packaging industries that is widely used around the world to make bottles. The partnership calls for the construction of a demonstration plant in Denmark, with startup slated for 2019.

4.    Creation of an Ad hoc Committee

To strengthen its focus on pursuing alternatives for creating value for the Company, the Board of Directors decided to create an Ad Hoc Committee, which is formed by four of its independent members. The objective of the Ad Hoc Committee is to assess, jointly with the Company’s Executive Board and expert external advisors, strategies for promoting growth and enhancing governance practices, as well as any other alternative that add value to the Company.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development, mitigating risks and seeking shared value creation. Its efforts in this area are structured along three main fronts: (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Product Portfolio; and (iii) Solutions for a more sustainable life. The highlights in the quarter include:

•         Maxio Resin: Electrolux started using Maxio resins in its line of washing machines as part of a broad cost-cutting program with gains that led to savings of 10% in its total energy consumption for washing machine production.

•         Wecycle: Muzzicycles, a Brazilian manufacturer of bicycles, is now receiving PE resins from recycling cooperatives sponsored and verified by Wecycle and also was included in the Ser+Realizador program, which supports the management of cooperatives in 11 Brazilian states, with Braskem incentives. Each bicycle frame contains around three kilograms of plastic, of which 30% has been recycled. The mix between virgin and recycled polymer is necessary to ensure the mechanical performance of the bicycles.

•         Braskem Labs: The Braskem Labs Challenge, a new program to help the company enhance its processes, was launched in the period. The 2017 edition of Braskem Labs Challenge includes 10 Challenges divided into logistics and administrative solutions. After a pre-selection, the startups participate in a Demo Day with Braskem’s internal teams, when a panel selects those that will be offered an opportunity to conduct a pilot project with the Company. If the pilot project is successful, the startup may become a Braskem supplier.

•         Social Responsibility: The Braskem Volunteer Program 2017, which encourages Team Members to engage in volunteer actions with social organizations, was launched. To date, 53 teams and over 300 Team Members have already joined the program.

•         Recognition by Carbon Disclosure Program (CDP): Braskem once again figured on the Climate "A" List of CDP Investor, becoming the only Brazilian company to achieve, for the second straight time, the highest score in the Climate ranking and figuring in the Water ranking for the first time.

•         Recycling: Braskem has created the Recycling & Wecycle Platform department, which will consolidate all of the Company's ongoing recycling projects. With the goal of developing new programs on the Wecycle platform, it will work to promote the use of plastic waste across the production chain by improving processes and products, including through technological development. In May, Braskem and Grupo Pão de Açúcar (GPA) announced a partnership to recycle 60 tons of plastic per year to produce the new packaging for the retailer’s private-label bleach brand Qualitá. Now, the partnership is being expanded with the use of recycled materials in the packaging for other products in the line.  At the other end, namely the collection of plastic waste, the new department will work jointly with the Sustainable Development department on its Ser + Realizador program, which supports cooperatives with total membership of some 3,400 recyclable-material collectors.

Class Action

In September 2017, the Company entered into with the Lead Plaintiff of the class action filed with the U.S. Courts (“Class Action”) a proposed agreement (“Proposed Agreement”), whose preliminary approval was granted by said Court in the same month. Under the Proposed Agreement, Braskem would pay US$10 million to settle all claims brought by purchasers of Braskem American Depositary Receipts (ADRs) during the period from July 15, 2010 to March 11, 2015, arising from or related to the subject-matter of the Class Action, except any investors that come to request their exclusion from the agreement.

The Proposed Agreement is subject to a number of conditions including final approval by the Court. The Final Approval Hearing, which will determine whether the Proposed Settlement should be approved, is expected for February 21, 2018.

Special Tax Compliance Program (“PERT”)

In October 2017, Braskem and its subsidiary Braskem Petroquímica adhered to PERT, implemented through Decree MP 783, of May 31, 2017, indicating the payment of tax and social security liabilities in the aggregate amount of R$111.7 million. On this amount, the program granted a discount of R$12.9 million. Of the remaining balance of R$98.8 million, R$68 million will be offset using income tax losses and social contribution tax loss carryforwards, and R$30.9 million will be paid in cash, of which R$21.9 million was paid in October 2017 and R$9 million will be paid in January 2018.

Indicators

Indicators	3Q17	2Q17	3Q16	Chg.	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Operating
EBITDA	2,746	3,029	3,001	-9%	-9%
EBITDA Margin (%)	22.6	25.5	25.0	-3 p.p.	-2 p.p.
SG&A/Net Revenue (%)	6.5	6.0	6.1	0.5 p.p.	0.4 p.p.
Financial*
Net Debt	17,553	19,424	16,415	-10%	7%
Net Debt/EBITDA LTM	1.80x	1.90x	1.47x	-5%	22%
EBITDA/Interest Paid LTM	6.6	6.8	7.4	-4%	-12%
Company Valuation
Share Price (Final)	42.4	34.2	23.9	24%	78%
Shares Outstanding (Million**	796	796	796	0%	0%
Market Cap	33,775	27,223	19,017	24%	78%
Net Debt	23,995	26,133	23,434	-8%	2%
Braskem	17,553	19,424	16,415	-10%	7%
Braskem Idesa (75%)***	6,443	6,709	7,019	-4%	-8%
Enterprise Value (EV)	57,771	53,356	42,451	8%	36%
EBITDA LTM	11,047	11,359	11,256	-3%	-2%
Braskem	9,737	10,218	11,153	-5%	-13%
Braskem Idesa (75%)	1,310	1,141	104	15%	-
EV/EBITDA	5.2x	4.7x	3.8x	11%	39%
EPS	1.5x	1.6x	2.8x	-7%	-47%
Dividend Yield (%)	3.0	3.7	5.3	-19%	-44%
FCF Yield (%)****	8.0	14.5	15.9	-45%	-50%
*Does not consider net debt, EBITDA and interest paid of Braskem Idesa
**Does not consider shares held in treasury
***Considers US$133 million of market security given as collateral to cover Braskem's obligation related to the
**** Does not consider: (i) leniency agreement paymen;t and (ii) reclassification of cash equivalents to financial

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

Income Statement (R$ million)	3Q17	2Q17	3Q16	Change	Change	9M17	9M16	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	14,440	14,028	14,017	3%	3%	43,223	41,366	4%
Net Revenue	12,162	11,870	11,981	2%	2%	36,632	35,618	3%
Cost of Good Sold	(9,126)	(8,979)	(8,765)	2%	4%	(27,017)	(25,839)	5%
Gross Profit	3,036	2,891	3,216	5%	-6%	9,615	9,779	-2%
Selling Expenses	(381)	(358)	(364)	6%	5%	(1,085)	(1,012)	7%
General and Administrative Expenses	(372)	(312)	(334)	19%	11%	(995)	(922)	8%
Expenses with Research and Technology	(39)	(38)	(37)	1%	4%	(111)	(120)	-7%
Other Net Income (expenses)	(319)	118	(193)	-369%	65%	(302)	(556)	-46%
Investment in Subsidiary and Associated Companies	6	11	10	-39%	-34%	29	23	27%
Operating Profit Before Financial Result	1,932	2,311	2,297	-16%	-16%	7,151	7,191	-1%
Net Financial Result	(940)	(677)	(1,143)	39%	-18%	(2,003)	(4,522)	-56%
Profit Before Tax and Social Contribution	991	1,634	1,154	-39%	-14%	5,148	2,669	93%
Income Tax / Social Contribution	(228)	(492)	(341)	-54%	-33%	(1,337)	(804)	66%
Discontinued operations result	-	-	5	0%	-100%	9	23	-62%
Net Profit (Loss)	764	1,142	818	-33%	-7%	3,820	1,888	102%
Attributable to
Company's shareholders	799	1,090	889	-27%	-10%	3,697	2,120	74%
Non-controlling interest in Braskem Idesa	(36)	53	(71)	-168%	-	124	(232)	-153%

EXHIBIT II

Calculation of Consolidated EBITDA

EBITDA Statement R$ million	3Q17	2Q17	3Q16	Change	Change	9M17	9M16	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(A)	(B)	(A)/(B)
Net Profit	764	1,142	818	-33%	-7%	3,820	1,888	102%
Income Tax / Social Contribution	228	492	341	-54%	-33%	1,337	804	66%
Financial Result	940	677	1,143	39%	-18%	2,003	4,522	-56%
Depreciation, amortization and depletion	745	722	710	3%	5%	2,169	1,951	11%
Cost	676	646	633	5%	7%	1,975	1,741	13%
Expenses	69	76	77	-9%	-10%	194	210	-8%
Basic EBITDA	2,677	3,034	3,011	-12%	-11%	9,329	9,165	2%
Provisions for the impairment of long-lived assets (i)	75	6	(4)	1107%	-1861%	82	(22)	-
Result with discontinued operations (ii)	-	-	4	0%	-100%	-	7	-100%
Results from equity investments (iii)	(6)	(11)	(10)	-39%	-34%	(29)	(23)	27%
Adjusted EBITDA	2,746	3,029	3,001	-9%	-9%	9,382	9,127	3%
EBITDA Margin	22.6%	25.5%	25.0%	-3 p.p.	-2 p.p.	25.6%	25.6%	0 p.p.
Adjusted EBITDA US$ million	868	945	924	-8%	-6%	2,960	2,577	15%

(i)   Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)  Corresponds to the results of quantiQ and IQAG.

(iii) Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

ASSETS (R$ million)	Sep-17	Dec-16	Change
	(A)	(B)	(A)/(B)
Current	17,887	15,897	13%
Cash and Cash Equivalents	5,452	6,702	-19%
Marketable Securities/Held for Trading	2,285	1,190	92%
Accounts Receivable	2,699	1,634	65%
Inventories	5,746	5,238	10%
Recoverable Taxes	1,206	826	46%
Dividends and Interest on Equity	0	15	-100%
Prepaid Expenses	189	102	86%
Related parties	0	0	n.a.
Derivatives operations	10	8	20%
Other Assets	299	181	65%
Assets held for sale	-	360	-100%
Non Current	35,299	35,566	-1%
Marketable Securities/ Held-to-Maturity	0	0	n.a.
Accounts Receivable	109	70	55%
Advances to suppliers	50	62	-18%
Taxes Recoverable	1,127	1,088	4%
Deferred Income Tax and Social Contribution	919	1,653	-44%
Compulsory Deposits and Escrow Accounts	247	233	6%
Related parties	0	0	n.a.
Insurance claims	40	51	-22%
Derivatives operations	16	29	-45%
Other Assets	140	141	-1%
Investments	100	92	9%
Property, Plant and Equipament	29,803	29,337	2%
Intangible Assets	2,748	2,809	-2%
Total Assets	53,186	51,822	3%

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Sep-17	Dec-16	Change
	(A)	(B)	(A)/(B)

Current	20,779	23,038	-10%
Suppliers	4,811	6,545	-26%
Financing*	3,528	2,594	36%
Braskem Idesa Financing*	9,632	10,438	-8%
Derivatives operations	48	29	64%
Salary and Payroll Charges	559	562	-1%
Taxes Payable	1,327	624	113%
Dividends	3	3	-17%
Advances from Customers	335	203	65%
Leniency Agreement	250	1,354	-82%
Sundry Provisions	82	113	-27%
Accounts payable to related parties	0	0	n.a.
Other payables	205	476	-57%
Non Current Liabilities Held for Sale	-	95	-100%
Non Current	25,405	27,063	-6%
Suppliers	259	202	28%
Financing*	18,490	20,737	-11%
Braskem Idesa Financing*	0	0	n.a.
Derivatives operations	762	861	-12%
Taxes Payable	45	24	88%
Accounts payable to related parties	0	0	n.a.
Loan to non-controlling shareholders of Braskem Idesa	1,656	1,621	2%
Deferred Income Tax and Social Contribution	1,249	511	145%
Post-employment Benefit	171	162	6%
Provision for losses on subsidiaries	0	0	n.a.
Advances from Customers	29	163	-82%
Contingencies	1,064	985	8%
Leniency Agreement	1,337	1,499	-11%
Sundry Provisions	206	206	0%
Other payables	136	93	46%
Shareholders' Equity	7,002	1,721	307%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	835	835	0%
Other Comprehensive Income**	-5,048	-6,322	-20%
Treasury Shares	-50	-50	0%
Retained Earnings	3,718	0	n.a.
Company's Shareholders	7,730	2,739	182%
Non Controlling Interest on Braskem Idesa	(728)	(1,018)	-28%
Total Liabilities and Shareholders' Equity	53,186	51,822	3%

* On the base date of the quarterly financial statements for the period ended September 30, 2017, Braskem was in non-remediated default with project finance contractual obligations. As a result, the entire balance of non-current liabilities, in the amount of R$8,700 million, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule. Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

** Includes the exchange variation of financial liabilities designated as hedge accounting.

EXHIBIT IV

Consolidated Cash Flow 28

Consolidated Cash Flow	3Q17	2Q17	3Q16	Change	Change	9M17	9M16	Change
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Net Profit (Loss) Before Income Tax and Social Contribution and the
result of discontinued operations
	991	1,634	1,161	-39%	-15%	5,148	2,704	90%
Adjust for Net Income Restatement								n.a.
Depreciation, Amortization and Depletion	745	722	711	3%	5%	2,169	1,955	11%
Equity Result	(6)	(11)	(10)	-39%	-34%	(29)	(23)	27%
Interest, Monetary and Exchange Variation, Net	281	1,077	1,067	-74%	-74%	1,574	1,998	-21%
Gain on sale of investment in subsidiary	-	(277)	-	-100%	n.a.	(277)	-	n.a.
Provision for losses and write-offs of long-lived assets	90	17	4	446%	2372%	116	17	598%
Cash Generation before Working Capital	2,102	3,162	2,933	-34%	-28%	8,701	6,650	31%
Operating Working Capital Variation				n.a.	n.a.			n.a.
Financial investments held for trading	413	(1,619)	(437)	-126%	-195%	(1,017)	(904)	13%
Account Receivable from Clients	(285)	(216)	(96)	32%	196%	(1,105)	637	-274%
Inventories	170	(347)	192	-149%	-12%	(494)	566	-187%
Recoverable Taxes	74	(22)	306	-430%	-76%	258	993	-74%
Advanced Expenses	15	(131)	18	-111%	-17%	(88)	26	-439%
Other Account Receivables	63	(51)	(42)	-225%	-252%	17	(67)	-125%
Suppliers	(122)	(63)	(649)	95%	-81%	(1,468)	(3,013)	-51%
Taxes Payable	168	(203)	164	-183%	3%	(9)	154	-106%
Advances from Customers	69	(41)	303	-271%	-77%	(2)	256	-101%
Leniency Agreement	(736)	(311)	-	137%	n.a.	(1,344)	-	n.a.
Other Provisions	51	11	112	381%	-54%	49	117	-59%
Other Account Payables	32	36	161	-10%	-80%	(195)	(18)	982%
Operating Cash Flow	2,014	206	2,966	879%	-32%	3,301	5,398	-39%
Interest Paid	(468)	(553)	(425)	-15%	10%	(1,493)	(1,364)	9%
Income Tax and Social Contribution	(74)	(561)	(179)	-87%	-58%	(677)	(847)	-20%
Net Cash provided by operating activities	1,472	(909)	2,362	-262%	-38%	1,132	3,187	-64%
Proceeds from the sale of fixed assets	0	1	0	-86%	-48%	2	0	279%
Proceeds from the sale of investments	-	450	-	-100%	n.a.	450	-	n.a.
Additions to Fixed and Intangible Assets	(760)	(482)	(520)	58%	46%	(1,515)	(1,753)	-14%
Option Premium in the US dollar sale	(3)	(8)	(5)	-65%	-45%	(12)	(5)	157%
Financial Assets Held to Maturity	-	-	-	n.a.	n.a.	-	38	-100%
Cash used in Investing Activities	(763)	(39)	(524)	1879%	45%	(1,076)	(1,719)	-37%
Obtained Borrowings	982	827	885	19%	11%	2,469	2,822	-12%
Payment of Borrowings	(1,795)	(627)	(1,890)	186%	-5%	(3,309)	(3,755)	-12%
Project Finance	(262)	(62)	208	320%	-226%	(523)	134	-491%
Dividends	(0)	(0)	(0)	-90%	-67%	(0)	(999)	-100%
Repurchase of Shares	-	-	-	n.a.	n.a.	-	-	n.a.
Capital Increase	-	-	-	n.a.	n.a.	-	-	n.a.
Others	-		-	n.a.	n.a.	-	-	n.a.
Cash used in Financing Activities	(1,075)	137	(797)	-884%	35%	(1,362)	(1,799)	-24%
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled
Companies	107	(96)	(42)	-212%	-355%	57	527	-89%
Cash and Cash Equivalents Generation (Aplication)	(259)	(906)	998	-71%	-126%	(1,249)	196	-739%
Represented by				n.a.	n.a.			n.a.
Cash and Cash Equivalents at The Beginning of The Period	5,711	6,617	6,241	-14%	-8%	6,702	7,043	-5%
Cash and Cash Equivalents at The End of The Period	5,452	5,711	7,239	-5%	-25%	5,452	7,239	-25%
Increase (Decrease) in Cash and Cash Equivalents	(259)	(906)	998	-71%	-126%	(1,249)	196	-739%

 28 The effects of the reclassifications between the lines of Financial Investments Held for Trading and Cash and Cash Equivalents were: (i) reduction in financial investments of R$167 million in 1Q17; (ii) increase in financial investments of R$1,648 million in 2Q17; and (iii) reduction of financial investments by R$378 million in 3Q17.

EXHIBIT V

Statement of Operations – Deconsolidation Braskem Idesa

	Consolidated		Braskem Idesa
Income Statement (R$ million)	Ex Braskem Idesa		Consolidated		Eliminations		Consolidated
	9M17	9M16	9M17	9M16	9M17	9M16	9M17	9M16
Net Revenue	34,314	34,909	2,707	816	(389)	(107)	36,632	35,618
Cost of Good Sold	(25,848)	(25,375)	(1,570)	(560)	401	95	(27,017)	(25,839)
Gross Profit	8,466	9,534	1,138	257	12	(12)	9,615	9,779
Selling and Distribution Expenses	(955)	(929)	(130)	(83)	-	-	(1,085)	(1,012)
General and Administrative Expenses	(917)	(870)	(99)	(84)	21	31	(995)	(922)
Research and Development Expenses	(111)	(120)	-	-	-	-	(111)	(120)
Other Net Income (expenses)	400	(671)	-	-	(371)	695	29	23
Investment in Subsidiary and Associated Companies	(290)	(454)	(12)	(103)	-	-	(302)	(556)
Operating Profit Before Financial Result	6,593	6,490	897	(13)	(338)	714	7,151	7,191
Net Financial Result	(1,932)	(3,312)	(76)	(1,144)	4	(65)	(2,003)	(4,522)
Financial Expenses	(1,932)	(2,233)	(733)	(436)	201	98	(2,464)	(2,571)
Financial Revenues	662	757	11	2	(201)	(193)	472	566
Exchange Variation, net	(662)	(1,836)	646	(711)	4	30	(11)	(2,516)
Profit Before Tax and Social Contribution	4,661	3,178	821	(1,157)	(334)	648	5,148	2,669
Income Tax / Social Contribution	(973)	(1,082)	(363)	277	-	-	(1,337)	(804)
Discontinued operations result	9	23	-	-	-	-	9	23
Net Profit (Loss)	3,697	2,120	458	(880)	(334)	648	3,820	1,888

EXHIBIT VI

Balance Sheet - Deconsolidation Braskem Idesa

	Consolidated		Braskem Idesa
ASSETS (R$ million)	Ex Braskem Idesa		Consolidated		Eliminations		Consolidated
	Sep-17	Dec-16	Sep-17	Dec-16	Sep-17	Dec-16	Sep-17	Dec-16
Current	16,695	14,999	1,282	967	(90)	(69)	17,887	15,897
Cash and Cash Equivalents	5,166	6,500	286	202	-	-	5,452	6,702
Marketable Securities/Held for Trading	2,285	1,190	-	-	-	-	2,285	1,190
Accounts Receivable	2,279	1,456	510	247	(90)	(69)	2,699	1,634
Inventories	5,402	4,863	344	375	-	-	5,746	5,238
Recoverable Taxes	1,144	711	63	115	-	-	1,206	826
Other receivables	419	279	80	27	-	-	498	306
Assets held for sale	-	360	-	-	-	-	-	360
Non Current	27,923	28,099	12,837	12,806	(5,461)	(5,340)	35,299	35,566
Taxes Recoverable	1,127	1,088	0	0	-	-	1,127	1,088
Deferred Income Tax and Social Contribution	127	190	792	1,464	-	-	919	1,653
Related parties	4,777	4,691	-	-	(4,777)	(4,691)	-	-
Other receivables	686	649	17	30	-	-	703	678
Property, Plant and Equipament	18,615	18,814	11,871	11,171	(683)	(649)	29,803	29,337
Intangible Assets	2,591	2,668	157	141	-	-	2,748	2,809
Total Assets	44,618	43,458	14,119	13,773	(5,550)	(5,409)	53,186	51,822

	Consolidated		Braskem Idesa
LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Ex Braskem Idesa		Consolidated		Eliminations		Consolidated
	Sep-17	Dec-16	Sep-17	Dec-16	Sep-17	Dec-16	Sep-17	Dec-16
Current	10,957	12,135	9,912	10,878	(90)	(69)	20,779	22,943
Suppliers	4,724	6,335	177	279	(90)	(69)	4,811	6,545
Financing	3,528	2,594	-	-	-	-	3,528	2,594
Braskem Idesa Financing	-	-	9,632	10,438	-	-	9,632	10,438
Salary and Payroll Charges	540	540	19	22	-	-	559	562
Taxes Payable	1,315	611	12	13	-	-	1,327	624
Other payables	851	2,053	71	126	-	-	922	2,179
Non Current Liabilities Held for Sale	-	95	-	-	-	-	-	95
Non Current	25,930	28,489	6,450	6,326	(6,975)	(7,753)	25,405	27,063
Financing	18,490	20,737	-	-	-	-	18,490	20,737
Braskem Idesa Financing	-	-	-	-	-	-	-	-
Accounts payable to related parties	-	-	4,791	4,699	(4,791)	(4,699)	-	-
Loan to non-controlling shareholders of Braskem Idesa	-	-	1,656	1,621	-	-	1,656	1,621
Provision for losses on subsidiaries	2,184	3,054	-	-	(2,184)	(3,054)	-	-
Other payables	5,256	4,699	3	7	-	-	5,259	4,706
Shareholders' Equity	7,730	2,739	(2,243)	(3,431)	1,515	2,413	7,002	1,721
Attributable to Company's Shareholders	7,730	2,739	(2,243)	(3,431)	2,243	3,431	7,730	2,739
Non Controlling Interest on Braskem Idesa	-	-	-	-	(728)	(1,018)	(728)	(1,018)
Total Liabilities and Shareholders' Equity	44,618	43,458	14,119	13,773	(5,550)	(5,409)	53,186	51,822

EXHIBIT VII

Cash Flow - Deconsolidation Braskem Idesa

	Consolidated		Braskem Idesa
Consolidated Cash Flow (R$ million)	Ex Braskem Idesa		Consolidated		Eliminations		Consolidated
	9M17	9M16	9M17	9M16	9M17	9M16	9M17	9M16

Net Profit (Loss) Before Income Tax and Social
Contribution and the result of discontinued operations	4,661	3,213	821	(1,157)	(334)	648	5,148	2,704
Adjust for Net Income (Loss) Restatement	2,526	3,704	692	1,041	334	(799)	3,553	3,947
Depreciation, Amortization and Depletion	1,685	1,792	517	182	(33)	(19)	2,169	1,955
Equity Result	(400)	671	-	-	371	(695)	(29)	(23)
Interest, Monetary and Exchange Variation, Net	1,403	1,224	175	859	(4)	(85)	1,574	1,998
Gain on sale of investment in subsidiary	(277)	-	-	-	-	-	(277)	-
Provision for losses and write-offs of long-lived assets	116	16	0	0	-	-	116	17
Cash Generation before Working Capital	(4,986)	(1,480)	(414)	227	-	-	(5,400)	(1,253)
Financial investments held for trading	(1,017)	(904)	-	-	-	-	(1,017)	(904)
Account Receivable from Clients	(864)	755	(262)	(145)	21	27	(1,105)	637
Inventories	(543)	675	49	(109)	-	-	(494)	566
Recoverable Taxes	204	922	53	72	-	-	258	993
Advanced Expenses	(70)	30	(18)	(4)	-	-	(88)	26
Other Account Receivables	51	(56)	(34)	(11)	-	-	17	(67)
Suppliers	(1,346)	(2,869)	(102)	(117)	(21)	(27)	(1,468)	(3,013)
Taxes Payable	107	(153)	(116)	307	-	-	(9)	154
Advances from Customers	6	214	(8)	42	-	-	(2)	256
Leniency Agreement	(1,344)	-	-	-	-	-	(1,344)	-
Other Account Payables	(171)	(93)	24	192	-	-	(147)	99
Operating Cash Flow	2,202	5,436	1,099	112	-	(150)	3,301	5,398
Interest Paid	(1,119)	(969)	(374)	(395)	-	-	(1,493)	(1,364)
Income Tax and Social Contribution	(675)	(847)	(1)	-	-	-	(677)	(847)
Net Cash provided by operating activities	408	3,621	724	(284)	-	(150)	1,132	3,187
Proceeds from the sale of fixed assets	450	-	-	-	-	-	450	-
Additions to Fixed Assets	(1,439)	(1,130)	(76)	(773)	-	150	(1,515)	(1,753)
Additions to intangible assets	(12)	(5)	-	-	-	-	(12)	(5)
Other Investmets	2	39	-	-	-	-	2	39
Cash used in Investing Activities	(1,000)	(1,097)	(76)	(773)	-	150	(1,076)	(1,719)
Financing
Obtained Borrowings	2,469	2,822	-	-	-	-	2,469	2,822
Payment of Borrowings	(3,309)	(3,755)	-	-	-	-	(3,309)	(3,755)
Project finance
Obtained Borrowings	-	-	188	504	-	-	188	504
Payment of Borrowings	-	-	(711)	(370)	-	-	(711)	(370)
Related Parties
Obtained (Payment of) Borrowings	21	(1,184)	(21)	1,184	-	-	-	-
Dividends Paid	(0)	(999)	-	-	-	-	(0)	(999)
Cash used in Financing Activities	(819)	(3,117)	(543)	1,318	-	-	(1,362)	(1,799)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly
Controlled Companies	77	489	(20)	37	-	-	57	527
Cash and Cash Equivalents Generation (Aplication)	(1,334)	(103)	84	299	-	-	(1,249)	196
Represented by
Cash and Cash Equivalents at The Beginning of The Period	6,500	6,909	202	135	-	-	6,702	7,043
Cash and Cash Equivalents at The End of The Period	5,166	6,805	286	434	-	-	5,452	7,239
Increase (Decrease) in Cash and Cash Equivalents	(1,334)	(103)	84	299	-	-	(1,249)	196

EXHIBIT VIII

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17

Polyolefins	1,037,965	1,086,706	1,115,407	1,060,862	1,109,350	1,096,358	1,101,207
PE's	629,737	699,663	711,879	667,187	672,078	679,176	670,673
PP	408,228	387,043	403,527	393,676	437,272	417,182	430,534

Vinyls	373,158	411,444	445,919	452,380	430,828	381,730	437,128
PVC	125,906	148,604	156,655	162,873	158,347	138,489	157,052
Caustic Soda	105,727	102,071	119,827	113,282	101,637	88,637	108,807
MVC	129,365	149,143	157,634	163,650	158,896	141,456	158,259
Chlorine	12,160	11,625	11,804	12,574	11,948	13,147	13,011

Chemicals	2,077,406	2,116,126	2,156,415	2,134,529	2,175,049	2,117,826	2,186,008
Ethylene	831,422	880,739	903,308	844,392	879,795	870,521	865,570
Propylene	341,327	367,036	361,837	330,266	365,233	352,654	367,016
High Purity Propane	1,021	692	878	744	931	875	1,096
Butadiene	100,802	106,708	109,156	95,021	107,607	106,067	107,782
Paraxylene	51,230	50,420	48,516	46,027	45,434	33,786	50,546
Benzene	165,845	170,399	187,020	166,644	188,466	174,194	185,210
Toluene	32,666	27,916	32,449	21,357	17,129	27,504	21,821
Orthoxylene	13,987	12,329	15,084	14,018	14,476	9,732	16,011
Isoprene	3,912	3,309	5,433	2,889	5,391	4,650	4,015
Butene 1	11,746	16,879	19,039	19,039	19,039	19,039	19,072
Dicyclopentadien	4,702	3,544	7,872	7,872	7,872	7,872	6,452
Hydrogen	1,015	1,490	1,791	1,372	1,565	1,303	1,357
ETBE/ MTBE	74,978	91,146	82,927	66,650	87,695	87,347	80,867
Aromatic Chain (RAP)	30,898	35,864	32,183	34,122	33,299	30,789	36,184
Piperylene	5,111	4,614	7,400	3,675	6,792	6,130	5,221
Gasoil	16,239	9,782	1,633	23,739	10,207	7,776	6,619
C4 Heavies	7,084	9,909	7,820	6,223	9,107	10,404	11,367
BTE Fuel Oil	21,819	21,206	17,647	14,934	14,624	19,605	25,227
Unilene	1,708	3,600	3,365	3,243	3,286	3,499	4,175
PIB	4,889	4,043	5,692	6,605	5,039	5,853	6,651
Mixed Xylenes	16,472	13,601	16,239	11,867	11,807	16,778	10,244
AB9 Solvent	6,663	3,284	12,257	9,438	7,803	8,620	10,236
Coperaf1	1,632	5,842	77	2,941	3,308	4,808	5,645
Aguarras	5,313	4,062	6,592	8,677	6,985	4,274	6,323
Fuel	245,558	213,330	204,582	320,719	265,024	235,798	262,085
Aromatic C7C8	5,867	391	(393)	333	(375)	2,214	2,215
Cumene	56,553	36,935	45,935	54,513	42,059	50,611	52,714
Nonene	5,181	4,142	6,206	5,498	4,995	4,613	6,324
Tetramer	4,759	4,249	6,425	3,696	3,297	3,416	4,717
Other Basic Petrochemicals	7,007	8,666	7,445	8,015	7,159	7,094	3,247

United States and Europe	499,233	513,415	512,361	482,170	525,867	519,792	521,746
PP	499,233	513,415	512,361	482,170	525,867	519,792	521,746

Mexico	-	83,538	166,453	193,189	249,925	217,374	229,504
PE	-	83,538	166,453	193,189	249,925	217,374	229,504

EXHIBIT IX

Sales Volume - Domestic Market – Main Products

Sales Volume (Brazilian Market)
tons	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17

Polyolefins	660,692	712,674	751,350	686,421	705,260	722,275	787,621
PE's*	391,425	436,529	457,951	419,557	420,438	441,775	477,676
PP	269,267	276,145	293,399	266,864	284,822	280,500	309,945

Vinyls	229,349	245,825	250,697	239,050	244,973	206,396	232,942
PVC	119,698	132,913	138,327	137,377	139,017	112,263	127,193
Caustic Soda	109,652	112,912	112,370	101,673	105,956	94,133	105,748

Main Chemicals	706,507	562,465	676,144	673,028	689,697	693,218	727,748
Ethylene	127,181	125,343	143,440	115,902	127,753	131,467	133,786
Propylene	60,747	72,419	83,109	75,036	85,226	75,743	104,778
Butadiene	49,832	50,492	50,940	47,187	44,428	46,300	48,520
Benzene	117,216	120,119	125,794	111,411	97,455	117,036	110,394
Toluene	11,952	10,521	10,398	9,647	11,129	11,913	8,731
Paraxylene	38,185	41,726	32,327	47,663	44,066	27,602	44,616
Cumene	49,530	41,158	51,352	52,431	41,352	52,862	52,409
Gasoline	251,862	100,689	178,785	213,752	238,288	230,294	224,513
Considers Green PE and from 2017 does not consider UTEC sales

EXHIBIT X

Sales Volume - Export Market – Main Products

Sales Volume (Brazilian Exports / International Business)
tons	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17

Polyolefins	380,807	426,395	407,254	376,032	390,871	358,157	359,168
PE's*	244,227	275,322	270,825	233,859	240,530	238,690	222,992
PP	136,580	151,072	136,429	142,174	150,341	119,467	136,175

Vinyls	34,256	27,145	16,483	44,872	34,741	9,280	37,078
PVC	34,256	27,145	16,483	39,035	27,198	9,280	37,078
Caustic Soda	-	-	-	5,837	7,543	-	-

Main Chemicals	176,317	306,982	220,068	195,527	232,794	190,836	200,127
Ethylene	23,784	19,637	12,856	7,917	34,500	11,947	18,397
Propylene	19,314	28,340	24,157	7,501	7,828	21,489	9,210
Butadiene	52,907	49,613	58,980	52,167	57,498	60,981	57,278
Benzene	57,771	37,211	63,440	78,266	99,193	63,105	75,219
Toluene	17,291	19,209	18,972	17,699	6,209	17,371	9,521
Paraxylene	5,250	16,396	15,993	-	-	5,246	4,995
Cumene	-	-	-	-	-	-	-
Gasoline	-	136,575	25,670	31,977	27,567	10,697	25,508

United States and Europe	499,577	503,980	502,850	502,067	534,338	515,668	548,231
PP	499,577	503,980	502,850	502,067	534,338	515,668	548,231

Mexico	26,043	54,000	152,904	198,706	264,129	238,953	235,506
PE	26,043	54,000	152,904	198,706	264,129	238,953	235,506
Considers Green PE and from 2017 does not consider UTEC sales

EXHIBIT XI

Consolidated Net Revenue

Net Revenue
R$ million	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17
Polyolefins	5,092	5,316	5,170	4,730	4,845	4,860	4,961
Domestic Market	3,383	3,575	3,633	3,311	3,344	3,402	3,570
Export Market	1,709	1,741	1,536	1,419	1,501	1,458	1,391

Vinyls	742	732	736	797	813	644	795
Domestic Market	651	665	691	672	718	617	691
Export Market	90	68	45	125	95	28	104

Chemicals (Most Relevants)	2,603	2,513	2,646	2,595	3,328	2,845	2,841
Domestic Market	1,926	1,576	1,828	1,842	2,076	2,051	1,984
Ethylene/Propylene	609	598	684	570	657	668	747
Butadiene	116	134	142	175	274	217	131
Cumene	142	100	122	137	110	168	146
BTX*	442	410	377	400	421	424	412
Gasoline	476	201	355	408	461	429	399
Others	141	133	149	152	154	147	149

Export Market	676	937	818	753	1,252	794	857
Ethylene/Propylene	142	150	109	46	157	98	92
Butadiene	150	160	191	248	456	163	222
BTX*	180	167	222	213	318	209	206
Gasoline	-	176	24	37	50	20	47
Others	204	285	272	209	269	303	289

United States and Europe	2,535	2,298	2,066	1,997	2,425	2,310	2,449

Mexico	123	215	537	714	940	880	843
PE	123	213	529	706	923	863	824
Mexico Others**	-	2	8	8	17	17	19

Resale***	634	402	642	904	66	13	56

Others****	187	245	184	307	183	318	217

Total	11,915	11,722	11,981	12,046	12,600	11,870	12,162
*BTX = Benzene, Toluene and Paraxylene
** Others Mexico = Fuel and Utilities
***Naphtha, condensate and crude oil
****Includes pre-marketing activity in Mexico until 1Q16

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.